UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14F-1

INFORMATION STATEMENT
PURSUANT TO SECTION 14(f) OF THE
SECURITIES EXCHANGE ACT OF 1934
AND RULE 14f-1 THEREUNDER

July 12, 2007

CHINA SOFTWARE TECHNOLOGY GROUP CO., LTD.
(Exact name of registrant as specified in its charter)
Delaware	000-30058	04-2621506
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

Skyworth Building, No. 5, Floor 6, Block A, Hi-Tech Industrial Park Nanshan District, Shenzhen P.R. China 518057
(Address of principal executive offices)

Registrant's telephone number, including area code: 86-755-2674-3553

RULE 14f-1
CHINA SOFTWARE TECHNOLOGY GROUP CO., LTD.
Skyworth Building, No.5, Floor 6
Block A, High Tech Industrial Park
Nanshan District, Shenzhen, P.R. China 518057

INFORMATION STATEMENT PURSUANT TO
SECTION 14(f) OF THE
SECURITIES EXCHANGE ACT OF 1934
AND RULE 14f-1 THEREUNDER

NOTICE OF CHANGE IN BOARD OF DIRECTORS

This report is furnished on or about July 13, 2007 by China Software Technology Group Co., Ltd., a Delaware corporation (the “Company”), to the holders of its common stock, $.0001 par value per share, in accordance with Rule 14f-1 under the Securities Exchange Act of 1934, as amended, in order to report a change in majority control of the Company’s Board of Directors other than by a meeting of stockholders.

Information in this report regarding American Wenshen Steel Group, Inc. (“American Wenshen”), Chaoyang Liaoyang Specialty Steel Co., Ltd. (“Chaoyang Liaoyang”), and the members of their respective managements has been provided to the Company by American Wenshen.

The Company has entered into a Merger Agreement with American Wenshen. American Wenshen is a holding company that owns 100% of the registered capital of Chaoyang Liaoyang, a corporation organized under the laws of The People’s Republic of China. Chaoyang Liaoyang is engaged in the business of manufacturing and marketing specialty steel. All of Chaoyang Liaoyang’s business is currently conducted in China.

The Merger Agreement provides that the Company will acquire all of the outstanding capital stock of American Wenshen by merging American Wenshen into a wholly-owned subsidiary of the Company. Simultaneous with the merger, the Company will receive all of the outstanding common stock of American Wenshen from the shareholders of American Wenshen, in exchange for delivering to those shareholders 434,377 shares of newly-designated Series A Convertible Preferred Stock of the Company (the “Series A Preferred”). The Series A Preferred will carry 97.58% of the voting power of the Company and be convertible into 868,754,000 shares, or 97.58%, of the Company’s common stock when additional shares are authorized. Simultaneous with the merger, Warner Technology & Investment Corp., which is an affiliate of American Wenshen, will purchase for $570,000 from Yuan Qing Li and Ling Chen an option to purchase 12,600,000 shares of the Company’s common stock for $30,000. Yuan Qing Li is the Chairman of the Company, and Ling Chen is his spouse.

The Merger Agreement further provides that all of the current assets and liabilities of the Company will be assigned to a wholly-owned subsidiary of the Company that will be managed by Yuan Qing Li and individuals that he designates. The Company will issue 8,992,493 of its shares to Mr. Li in compensation for these services. At a future date, after a registration statement relating to the common stock of the Company has been filed with the Securities and Exchange Commission and declared effective, the stock of the subsidiary will be distributed to the common stock holders of the Company.

Pursuant to the terms of the Merger Agreement, the two individuals who are currently members of the Board of Directors of the Company will elect to the Board three individuals designated by American Wenshen: Yang Kuidong, Zhang Liwei and Xiao Zhiquan. The election will be effective upon the closing of the merger, but no sooner than ten days after the Company mails this information statement to its shareholders of record. The Company’s two current directors will resign from the Board, also effective on that date, at which point our entire Board of Directors will have changed.

This report is provided for information purposes only. We are not soliciting proxies in connection with the matters described in this report. You are not requested to respond to this report in any way.

This report will first be mailed to the shareholders of the Company on or about July 13, 2007.

VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

As of the date of this report, there are 21,502,568 shares of the Company’s common stock issued and outstanding. Each share of common stock carries one vote on matters as to which common shareholders are entitled to vote. Upon completion of the merger and issuance of the compensation shares to Yuan Qing Li, there will be 30,495,061 shares of the Company’s common stock issued and outstanding. In addition, there will be 434,377 shares of Series A Preferred outstanding, each of which may be converted into 2,000 shares of common stock, and all of which together may be converted into 868,754,000 shares of common stock. Therefore, the total number of outstanding shares of the Company’s common stock immediately after the merger, on a fully-diluted basis, will be 899,249,061 shares. The holders of the Series A Preferred will have the voting power of the common shares into which their preferred shares may be converted.

The following table sets forth information known to us with respect to the beneficial ownership of our common stock as of July 10, 2007 by the following:

•	each shareholder who beneficially owns more than 5% of our common stock;
•	each of our directors and named executive officers; and
•	all of our officers and directors as a group.

Name and Address of Beneficial Owner(1)	Amount and Nature of Beneficial Ownership(2)	Percentage of Class(3)
Yuan Qing Li (Director, Chairman and CEO) Suite 2911 - 2912, 29th Floor Two International Finance Centre No. 8 Finance Street Central, Hong Kong	10,800,000	50.2%

Xiao Kang An (Director)	0	-

All directors and officers of the Company as a group (2 persons)	12,600,000(4)	58.6%

Zhen Liang Qiu Building 86-306, Yuanling Xincun Futian District, Shenzhen, PRC	5,400,000	25.1%

Ling Chen 5-402 Chiwei Building South Huaquiang Road Shenzhen, PRC	1,800,000	8.4%

Ding Hong Shen (CFO)	0	-

Qing Biao Yu	0	-
________________________________
(1) Except as otherwise noted, the address of each shareholder is Skyworth Building, No. 5, Floor 6, Block A, Hi-Tech Industrial Park, Nanshan District, Shenzhen, P.R.China.
(2) Except as otherwise noted, all shares are owned of record and beneficially.
(3) Based on a total of 21,502,568 shares of common stock outstanding as of July 10, 2007.
(4) Includes 1,800,000 shares held by Ling Chen, Mr. Yuan Qing Li’s spouse.

The following table sets forth information known to us with respect to the beneficial ownership of our common stock (assuming conversion of all shares of Series A Preferred) after completion of the merger by the following:

•	each shareholder who will beneficially own more than 5% of our common stock (on a fully-diluted basis);
•	Yang Kuidong, who will be a director and the Chief Executive Officer of the Company;
•	each of other two individuals who will become our directors when the new Board is seated; and
•	all of the new directors as a group.

Name and Address of Beneficial Owner(1)	Amount and Nature of Beneficial Ownership(2)	Percentage of Class
Yang Kuidong	166,361,076	18.5%

Zhang Liwei	44,962,453	5.0%

Xiao Zhiquan	0	--

All new directors as a group (3 persons)	211,323,529	23.5%

Warner Technology & Investment Corp. 18 Kimberly Court East Hanover, NJ 07936	53,954,944(3)	6.0%

________________________________
(1) Except as otherwise noted, the address of each shareholder is c/o Chaoyang Liaoyang Specialty Steel Co., Ltd., Sunjiawan, Shuangta, Chaoyang City, P.R. China.
(2) Except as otherwise noted, all shares are owned of record and beneficially.
(3) Assumes exercise of Warner Technology’s option to purchase 12,600,000 shares from Yuan Qing Li and Ling Chen. Until Warner Technology exercises that option, Mr. Li and Ms. Chen will continue to collectively hold 12,600,000 shares, or 58.6%, of the Company’s common stock.

As of the date of this report (and excluding the merger described in this report), there has been no change in control of the Company since the beginning of our last fiscal year.

NEW MEMBERS OF THE BOARD OF DIRECTORS AND EXECUTIVE OFFICERS

Upon the closing of the merger and no less than ten days after this Report is mailed to the Company’s shareholders of record, the election to the Board of Yang Kuidong, Zhang Liwei and Xiao Zhiquan will become effective. At the same time, the two individuals who are members of the Board on the date of this report will resign, leaving Messrs. Yang, Zhang and Xiao as the entire Board of Directors. None of our new directors has previously held any position with the Company. Information regarding the new directors follows:

Yang Kuidong has over ten years experience in the specialty steel business. Since 2004 he has served as Chairman of the Board of Chaoyang Liaoyang Special Steel Co., Ltd. From 1997 to 2004, Mr. Yang was a director of Shenyang Dongyu Special Steel Co., Ltd., and Chairman of the Board for the last two years of his tenure. From 1990 to 1997 Mr. Yang was employed by Beiman Special Steel Company in the departments of iron and steel materials and electric cookers. In 1990 Mr. Yang graduated from Harbin College of Physical Education. Mr. Yang is married to Zhang Liwei, who will be a member of the Board of Directors. He is 39 years old.

Zhang Liwei has been employed as Deputy General Manager - Finance by Chaoyang Liaoyang since 2004. From 2003 to 2004, Ms. Zhang was Deputy General Manager - Finance for Shenyang Dongyu Special Steel Co., Ltd. Ms. Zhang is married to Yang Kuidong, who will be a member of the Board of Directors. She is 33 years old.

Xiao Zhiquan has been employed as Deputy General Manager - Sales by Chaoyang Liaoyang since 2004. From 2001 to 2004 Mr. Xiao served as Chairman and Chief Executive Officer of Dalian Zhengdao Bio-tech Engineering Co., Ltd. He is 42 years old.

Executive Compensation

The table below sets forth the compensation paid by Chaoyang Liaoyang to the individual who will become the Chief Executive Officer of the Company during the past two fiscal years.

	Year	Salary
Yang Kuidong	2006	$10,000
	2005	$10,000

Other than the above, no compensation of any kind was awarded to, earned by or paid to Mr. Yang for his service to Chaoyang Liaoyang during fiscal 2005 and 2006. No executive officer of Chaoyang Liaoyang earned more than $100,000 in fiscal 2005 or 2006. The directors of Chaoyang Liaoyang are not compensated for their service as directors.

RETIRING BOARD OF DIRECTORS AND OFFICERS

The following table lists certain information regarding the individuals who are currently the officers and directors of the Company:

Name	Age	Position Held	Director Since
Yuan Qing Li	38	President, Director	2005
Xiao Kang An	56	Director	2006
Ding Hong Shen	38	Chief Financial Officer	--
Qing Biao Yu	39	Secretary	--

Yuan Qing Li has been a director and the President of the Company since August 2005, and has been chief executive of the Company’s subsidiaries since 2000.

Xiao Kang An has been a director of the Company since February 2006. Prior to that, he was employed as Vice President of Bingzhou Pulaide Auto Co., Ltd. from 2001.

Ding Hong Shen has been employed as Chief Financing Officer by the Company and its subsidiaries since 2003. From 1999 to 2002 she was employed as Manager of He Zhong Heng Software Co., Ltd.

Qing Biao Yu has been employed by the Company and its subsidiaries since 2001. During that time he has served in several capacities with our subsidiaries, including executive vice president, vice president, manager and assistant manager.

EXECUTIVE COMPENSATION

The table below sets forth the compensation paid by the Company to our Chief Executive Officer during the past two fiscal years.

	Year	Salary
Yuan Qing Li	2006	$14,877
	2005	$14,238

Other than the above, no compensation of any kind was awarded to, earned by or paid to Mr. Li for his service to the Company during fiscal 2005 and 2006. No executive officer of the Company earned more than $100,000 in fiscal 2005 or 2006. The directors of the Company are not compensated for their service as directors.

OTHER MATTERS

Nominating, Audit and Compensation Committees

The Board of Directors does not have a separate audit committee, nominating committee or compensation committee, and will not have such committees immediately after the closing of the merger.

Legal Proceedings

None of the individuals who are or who after the merger will be the directors, officers, affiliates, or holders of more than 5% of the outstanding common stock of the Company is party to any proceeding that is material to the Company or has a material interest adverse to the Company.

Compliance with Section 16(a) of the Exchange Act

None of the directors, officers, or beneficial owners of more than 10% of the Company’s common stock failed to file on a timely basis reports required during the 2006 fiscal year by Section 16(a) of the Exchange Act.

Board Meetings

There was one meeting of the Board of Directors of the Company during fiscal 2006.

Family Relationships

There are no family relationships among our current directors and officers, except that (i) our current chief executive officer, Yuan Qing Li, is married to Ling Chen, who is a director of our subsidiary Heng Xing Technology Development Group Limited, and (ii) our chief executive officer and director after the merger, Yang Kuidong, is married to Zhang Liwei, who will be a director of the Company after the merger.

TRANSACTIONS WITH RELATED PERSONS, PROMOTERS AND CERTAIN CONTROL PERSONS

Except for the transactions listed below, none of our directors or executive officers, any nominee for election as a director, any persons who beneficially owned, directly or indirectly, shares with more than 5% of the voting power of our common stock or any relatives of any of the foregoing had or is to have a direct or indirect material interest in any transaction to which the Company was or is a party during fiscal 2006 or any currently proposed transaction which may materially affect the Company.

•	The planned transactions relating to the merger described in this report; namely

o	the delivery by the Company of the Series A Preferred in exchange for all of the common stock of American Wenshen;
o	the assignment of assets to and assumption of liabilities by the Company’s subsidiary HXT Holdings; and
o	the delivery of compensation shares to Yuan Qing Li, and the appointment of Mr. Li as CEO of HXT Holdings).

•
A planned spin-off transaction in which the Company will divest itself of its ownership of HXT Holdings by distributing all of the stock of HXT Holdings to the shareholders of the Company, which is described in the Company’s report on Form 8-K filed with the SEC on July 6, 2007.

By Order of the Board of Directors:

Date: July 11, 2007	By:	/s/ Yuan Qing Li
Yuan Qing Li, Chairman